Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

J. Kevin Buchi
Executive Vice President and Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, PA 19355

Re: Cephalon, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 23, 2009
      File Number: 000-19119

Dear Mr. Buchi:

        We have reviewed your June 1, 2009 response to our May 15, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisitions, page 57

1.   We note your response to comment three. Please provide a detailed financial
        analysis supporting your determination that the LUPUZOR license is not
        financially material. Your analysis should include estimates of your financial
        obligation to pay expenses relating to Phase IIb studies, Phase III studies, and
        regulatory filings.

Critical Accounting Policies and Estimates
Revenue Recognition, page 79

2.   Please refer to your response to comment four. Revise your disclosure to clarify the business reason for the build up in the supply of inventory held at wholesalers and retailers over the last 12 months and its expected effect on financial position and results of operations.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comment two. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions regarding comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief
                                            Accountant